SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

The purpose of this current report is solely to correct an inadvertent error on the Hotels table on page 99 of the annual report for the year ended June 30, 2021 of Cresud S.A.C.I. F. y A., filed with the SEC on November 1, 2021 (the “Annual Report”). An updated version is set forth below. No other corrections are made to the Annual Report.

Hotels

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (%) (1)	Average Price per Room ARS (2)	Fiscal Year Sales as of June 30 (in millions of ARS)
						2021	2020	2019
Intercontinental (3)	11/01/1997	76.34%	313	8.5	8,525	131	1,083	1,576
Libertador (4)	03/01/1998	100%	200	7.9	4,347	43	379	888
Llao Llao (5)	06/01/1997	50.00%	205	21.9	28,184	747	1,576	1,972
Total			718	12.2	17,865	921	3,038	4,436
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A.
(4) Through Hoteles Argentinos S.A.U.
(5) Through Llao Llao Resorts S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets

December 17, 2021